Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

May 21, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Brandon Hill

RE:	NeoPhotonics Corporation

Form S-1 Registration Statement (File No.333-201180)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, on behalf of Needham & Company, Inc. in connection with the above-referenced public offering, we hereby request that the above-referenced Registration Statement be made effective as soon as possible on May 21, 2015.

In connection with the above-referenced Registration Statement, we wish to advise you that through May 18, 2015, 1,478 copies of the preliminary prospective dated May 13, 2015 were distributed to prospective underwriters, institutional investors, dealers and others.

The underwriter advises that it is aware of its obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, and will comply with such obligations.

Very truly yours,

NEEDHAM & COMPANY, LLC

By:	/s/ Julie Harbey
Name:	Julie Harbey
Title:	Principal

Boston: One Federal Street, Boston, MA 02110 (617) 457-0900

Menlo Park: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

San Francisco: 100 Spear Street, San Francisco, CA 94105 (415) 262-4860

Chicago: 180 North LaSalle, Suite 3700, Chicago, II 60601 (312) 981-0412